UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 20, 2008

Commission File Number 000-29336
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ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]                                                      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]                                           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

March 20, 2008

To:                      All applicable Exchanges and Commissions

Subject:                      ATNA RESOURCES LTD.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual and Special Meeting
Record Date for Notice:	27/03/2008
Record Date for Voting:	27/03/2008
Meeting Date:	08/05/2008
Meeting Location:	Terminal City Club 837 West Hastings Street: Vancouver, BC

Voting Securities Details:

Description	CUSIP Number	ISIN
COMMON SHARES	04957F101	CA0497F1018

Yours truly,

ATNA RESOURCES LTD.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Atna Resources Ltd. (File No. 333-147973).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

Date:  _March 20, 2008_                                                                           By:           /s/ Bonnie Whelan
Name:            Bonnie Whelan
Title:	Corporate Secretary